2265 Upper Middle Road East, Suite 602
Oakville, ON L6H 0G5, Canada

Cardiol Therapeutics Announces Acceleration of
Expiry Date of Warrants issued on June 4, 2020

Oakville, ON - September 10, 2021 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage biotechnology company focused on developing innovative anti-inflammatory therapies for the treatment of cardiovascular disease, announces the acceleration of the expiry date of all outstanding common share purchase warrants (the "Warrants") of the Company that were issued on June 4, 2020, pursuant to a Canadian public offering (the "Offering"). The Warrants bear the CUSIP Number: 14161Y127 and the ISIN: CA14161Y1271. The Warrants are not listed for trading on the TSX or NASDAQ.

Under the terms of the Warrant Indenture dated as of June 4, 2020, as supplemented (the "Warrant Indenture"), each Warrant entitled the holder thereof to acquire one Common Share (a "Warrant Share") at a price of $3.25 per Warrant Share for a period of 24 months from issuance, subject to a Warrant acceleration right exercisable by the Company if the daily volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") is at least $4.50 per Common Share for a period of ten consecutive trading days ("Acceleration Right").

The Company confirms that as of the close of markets on September 10, 2021, the Company is now in a position to exercise its Acceleration Right. In accordance with the terms of the Warrant Indenture, this news release constitutes notice of acceleration (the "Acceleration Notice") to Warrant holders of the exercise of the Acceleration Right. Accordingly, the Company confirms that the Warrants are now set to expire at 4:00 p.m. (Eastern Standard Time) on Tuesday, October 12, 2021, being the next business day after the 30th day following the delivery of the Acceleration Notice (the "Early Expiry Date"). Any Warrants remaining unexercised after the Early Expiry Date will be automatically cancelled for no consideration.

As of the close of market on September 10, 2021, a total of 744,156 Warrants has yet to be exercised under the Warrant Indenture.

Holders may exercise the Warrants before 4:00 p.m. (Eastern Standard Time) on Tuesday, October 12, 2021 (but not after), by completing the process and the documentation set out in the certificates representing the Warrants and the Warrant Indenture before that time. The contact details for the Warrant Agent are Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, Attention: General Manager, Corporate Trust.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a clinical-stage biotechnology company focused on the research and clinical development of innovative anti-inflammatory therapies for the treatment of cardiovascular disease ("CVD"). The Company's lead product, CardiolRx™, is a pharmaceutically produced oral cannabidiol formulation that is being investigated in a Phase II/III outcomes study (the LANCER trial). The LANCER trial is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce mortality and major cardiovascular events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on key markers of inflammatory heart disease.

Cardiol has also received clearance from the FDA for its investigational new drug ("IND") application for a Phase II international trial that will investigate the anti-inflammatory and anti- fibrotic properties of CardiolRx in patients with acute myocarditis, which remains the most common cause of sudden cardiac death in people under 35 years of age. In addition, Cardiol is developing a subcutaneous formulation of CardiolRx and other anti-inflammatory therapies for the treatment of chronic heart failure - a leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to, statements relating to the Company's focus on developing innovative anti-inflammatory therapies for the treatment of CVD. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions, and is subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form dated March 31, 2021, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise.

For further information, please contact:

David Elsley, President & CEO +1-289-910-0850
david.elsley@cardiolrx.com

Trevor Burns, Investor Relations +1-289-910-0855
trevor.burns@cardiolrx.com